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FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Organon & Co.

Pursuant to 17 C.F.R. § 200.83

December 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Chris Edwards

Re:	Organon & Co.

Draft Registration Statement on Form 10

Submitted Confidentially November 2, 2020

CIK No. 0001821825

Dear Mr. Edwards:

On behalf of Organon & Co., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated November 29, 2020 (the “Comment Letter”) relating to the Company’s draft Registration Statement on Form 10, CIK No. 0001821825, submitted confidentially to the Commission on November 2, 2020 (the “Draft Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Draft Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Draft Registration Statement (the “Amended DRS”). The Amended DRS includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Draft Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amended DRS that has been marked to show changes made to the originally submitted Draft Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Amended DRS, as submitted via EDGAR submission concurrently with this letter and dated December 21, 2020.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S Securities and Exchange Commission

December 21, 2020

Confidential Treatment Requested by Organon & Co.

Pursuant to 17 C.F.R. § 200.83

Exhibit 99.1 Information Statement

Industry, Ranking and Market Data, page ii

1.

Your statement that you have not independently verified third-party market and industry data may imply an inappropriate disclaimer of responsibility with respect to third-party information included in your registration statement. Please either delete this statement or specifically state that you are liable for such information.

Response 1

We advise the Staff that Amendment No. 1 has been revised on page ii in response to the Staff’s comment.

Company Overview, page 7

2.

We note your disclosure that the sizeable impacts of loss of exclusivity for many of your products have passed and that you expect your portfolio will continue to deliver strong, reliable operating profit. Please revise to disclose which of your material products no longer have patent protection and when related market exclusivity ended. To the extent practicable, please quantify the impacts of loss of exclusivity and disclose when the material impacts to your sales occurred.

Response 2

We advise the Staff that Amendment No. 1 has been revised on pages 7, 72 and 79 to provide additional disclosure in response to the Staff’s comment.

3.

We note your market statistics for the global market for biosimilars and the estimate of the aggregate market value of biologics that will lose patent protection in the next decade. Please balance this disclosure with disclosure of the current size of the markets for your existing biosimilars and make it clear that you do not currently have product candidates that address the broad market of biologic products that will lose patent protection in the next decade. Additionally, we note your disclosure on page 10 that you believe your biosimilars exhibit substantial early stage growth potential. Please revise this statement and similar statements throughout your registration statement to remove any implication that you will be successful in securing any particular market share. As examples only, we note your disclosure on page 83 that you believe you are poised to capture significant market share within a large but untapped biosimilars market, and on page 84 that you believe you are poised to continue the initial success “[you] have realized to date.” Where you discuss your established brands market and strategy beginning on page 86, revise to briefly explain what you mean by direct product promotion to capture an improved operating leverage position and potential growth and further investment in selling models that strengthen your portfolio and in digital omni-channel selling capabilities.

U.S Securities and Exchange Commission

December 21, 2020

Confidential Treatment Requested by Organon & Co.

Pursuant to 17 C.F.R. § 200.83

Response 3

We advise the Staff that Amendment No. 1 has been revised on pages 8, 10, 13, 73, 75, 78, 84, and 85 to provide additional disclosure in response to the Staff’s comment.

Summary of Risks Related to Organon’s Business and the Separation, page 14

4.

Please add a bullet point that highlights the risks related to your indebtedness that you expect to incur to finance the cash distribution to Merck, as discussed on page 35. Please also highlight under an appropriate heading your dependence on your collaboration with Samsung Bioepis for the development of biosimilars, as discussed on page 31.

Response 4

We advise the Staff that Amendment No. 1 has been revised on pages 15 and 16 in response to the Staff’s comment.

Risk Factors

We expect to have limited in-house research and development capabilities and will rely on future acquisitions, partnerships..., page 23

5.	Please clarify the limitations on the intellectual property licenses for Nexplanon / Implanon NXT.

Response 5

We advise the Staff that Amendment No. 1 has been revised on page 24 to clarify the limitations on the Company’s intellectual property licenses for Nexplanon / Implanon NXT.

Potential indemnification liabilities to Merck pursuant to the separation agreement could adversely affect us...., page 33

6.	Please expand your disclosure to discuss any pending material litigation for which you have agreed to indemnify Merck.

Response 6

We advise the Staff that Amendment No. 1 has been revised on page 34 to discuss any pending material litigation for which the Company has agreed to indemnify Merck & Co., Inc. (“Merck”).

There could be significant income tax liability if the Spin-off or certain related transactions are determined to be taxable..., page 33

7.	Please expand this risk factor to disclose the liabilities that Organon would incur if the spin-off is determined to be taxable.

Response 7

We advise the Staff that Amendment No. 1 has been revised on pages 34 and 35 to expand risk factor disclosure to indicate that if the Spin-off is ultimately determined to be taxable, then each of Merck and Organon generally will be responsible for any tax-related losses imposed on Merck or Organon as a result of the failure of a

U.S Securities and Exchange Commission

December 21, 2020

Confidential Treatment Requested by Organon & Co.

Pursuant to 17 C.F.R. § 200.83

transaction to qualify for tax-free treatment, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to Merck’s or Organon’s respective stock, assets or business, or a breach of the relevant covenants made by Merck or Organon in the tax matters agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Impairments of Long-Lived Assets, page 68

8.

Please tell us and expand the disclosure to indicate the nature and origin of the goodwill and intangible asset balances reported. Disclose the methodology used to determine the goodwill and intangible assets balances attributable to the carve-out business. Tell us if any of your reporting units can be considered to be at risk as defined in ASC 350 (i.e., fair value is not substantially in excess of the carrying value), and tell us the magnitude of the excess of the fair value over carrying value at your last testing date. Refer to the effects of the COVID-19 pandemic as necessary in your response. To the extent your reporting units are not at risk of failing the quantitative goodwill impairment test, please disclose this fact.

Response 8

We advise the Staff that the intangible asset balances other than goodwill reported in the Organon financial statements reflect Merck’s historical cost of the intangible assets related to the products being transferred to Organon. Substantially all of the intangible asset balances relate to products and product rights that were originally recognized in conjunction with Merck’s merger with Schering-Plough Corporation (Schering-Plough) in 2009. Intangible asset balances also include capitalized milestone payments associated with a collaboration with Samsung Bioepis Co., Ltd.

Substantially all of Organon’s goodwill was recorded in Merck’s merger with Schering-Plough. This acquisition-specific goodwill balance was attributed to Organon based on the proportionate fair value of the Organon business relative to the total fair value of Schering-Plough.

As disclosed in Footnote 3 to Organon’s combined financial statements, the acquisition-specific goodwill described above was assigned to the Organon Products reporting unit. Similar to Merck, Organon’s goodwill is tested for impairment annually as of October 1, or whenever facts or circumstances suggest a triggering event has occurred that requires goodwill to be tested on an interim basis. As of October 1, 2019, Organon’s most recent impairment testing date, the fair value of the Organon Products reporting unit exceeded its carrying value by over 100%. The Company also evaluated the COVID-19 pandemic’s impact on the reporting unit during fiscal 2020 and determined that it was not more likely than not that the reporting unit’s carrying value exceeded its fair value. The Company is in the process of finalizing its goodwill impairment test as of October 1, 2020.

We advise the Staff that Amendment No. 1 has been revised on pages 70, F-11 and F-12 to expand the disclosure to indicate the methodology used to determine the goodwill and intangible assets balances attributable to Organon and the origin of these amounts. The nature of the intangible asset balances is described in Footnote 8 to the combined financial statements on page F-18.

Our Biosimilars Products, page 84

9.

We note the table on page 84 that includes the global sales for the biologics comparable to your biosimilars. Please revise your presentation to make clear, if true, that the expected sales figures for your biosimilar products will be less than the global sales listed in the table for the commercialized biologics.

U.S Securities and Exchange Commission

December 21, 2020

Page 5lp12

Confidential Treatment Requested by Organon & Co.

Pursuant to 17 C.F.R. § 200.83

Response 9

We advise the Staff that Amendment No. 1 has been revised on page 86 to clarify that the expected sales figures for the Company’s biosimilar products will be less than the global sales listed in the table for the commercialized biologics.

10.

We note that your collaboration partner reached settlement agreements with AbbVie and Roche in order for you to launch Hadlima and Ontruzant, respectively. Please explain the need for the settlement agreements and any limitations on your ability to commercialize these products.

Response 10

We advise the Staff that Samsung Bioepis, our collaboration partner, reached a settlement agreement with AbbVie because AbbVie held patent rights that may have impeded the commercialization of Hadlima. Without the rights granted by AbbVie under the settlement agreement, a launch of Hadlima may have infringed such patent rights in certain jurisdictions. Similarly, Samsung reached a settlement agreement with Roche because Roche held patent rights that may have impeded the commercialization of Ontruzant. Without the rights granted by Roche under the settlement agreement, a launch of Ontruzant may have infringed such patents in certain jurisdictions. As disclosed in the Form 10, the Samsung Bioepis Agreement grants us an exclusive license to commercialize certain biosimilars products developed by Samsung Bioepis in specified geographic areas. The settlement agreements provide for certain agreed upon entry dates in the territories but otherwise do not impose further limitations on Organon’s ability to commercialize these products.

Intellectual Property, page 92

11.

With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.

Response 11

We advise the Staff that Amendment No. 1 has been revised on page 93 to provide additional disclosure in response to the Staff’s comment.

Samsung Bioepis Development and Commercialization Agreement, page 109

12.

Please disclose the aggregate future milestone payments to be paid pursuant to the Samsung Bioepis agreement and any royalty rates or royalty range not to exceed ten percent, term and termination provisions. Please also file the agreement as an exhibit or tell us why you believe such filing is not required.

U.S Securities and Exchange Commission

December 21, 2020

Confidential Treatment Requested by Organon & Co.

Pursuant to 17 C.F.R. § 200.83

Response 12

We advise the Staff that Amendment No. 1 has been revised on page 110 to include additional disclosure related to the Samsung Bioepis Agreement. In addition, the Company respectfully advises the Staff that the Samsung Bioepis Agreement does not contain any royalty fee arrangements. We advise the Staff that the Company intends to include the Samsung Bioepis Agreement as an exhibit with future filings.

Combined Financial Statement of Organon & Co

Combined Statement of Equity, page F-5

13.

Please reconcile the Net transfers to Parent amounts presented on the Combined Statement of Equity on page F-5 to the amounts presented on the Combined Statement of Cash Flows on page F-6 for all periods presented.

Response 13

We advise the Staff that Amendment No. 1 has been revised on page F-35 to reconcile Net transfers to Parent as presented in the Combined Statement of Equity to the Net transfers to Parent as presented in the Combined Statement of Cash Flows for all periods presented. The only reconciling item for all periods presented is non-cash transfers of shared-based compensation expense.

Note 2. Basis of Presentation, page F-7

14.

We acknowledge your disclosure that explains that your financial statements have been prepared on a standalone basis, and were derived from Merck’s consolidated financial statements and accounting records. In addition, please include a statement, if true, that the assets, liabilities, revenue and expenses directly attributable to your operations have been reflected in your financial statements on a historical cost basis, as included in the consolidated financial statements of Merck. Please refer to ASC 805-50-30-5 and 30-6 as applicable in your response.

Response 14

In response to the Staff’s comment, we note that prior to the spin-off, Merck will effect a reorganization involving entities under common control. In accordance with ASC 805-50-30-5, assets and liabilities will be transferred at Merck’s historical cost basis. We advise the Staff that Amendment No. 1 has been revised on pages 52 and F-7 to note that the assets, liabilities, revenue and expenses of the Company have been reflected in our combined financial statements on a historical cost basis, as included in the consolidated financial statements of Merck, using the historical accounting policies applied by Merck.

15.

Please include a statement, if true, that the accounting policies of the carve-out business reflect the historical accounting policies applied by the parent entity, Merck, or include disclosure that clarifies any departure. If the preparation of carve-out financial statements resulted in adoption of an accounting principle or a change in accounting principle, please disclose that fact, and explain why the adoption was considered appropriate. Please refer to ASC 250-10-45-1 and 45-2 in your response.

U.S Securities and Exchange Commission

December 21, 2020

Confidential Treatment Requested by Organon & Co.

Pursuant to 17 C.F.R. § 200.83

Response 15

We advise the Staff that Amendment No. 1 has been revised on pages 52 and F-7 to note that the assets, liabilities, revenue and expenses of the Company have been reflected in our combined financial statements on a historical cost basis, as included in the consolidated financial statements of Merck, using the historical accounting policies applied by Merck.

We also advise the Staff that pursuant to ASC 250-10-45-1 and 45-2 the preparation of the carve-out financial statements did not result in the adoption of an accounting principle or result in a change in accounting principle.

Exhibits

16.

Please file the transition services agreement, manufacturing and supply agreement, trademark assignment and license agreement and intellectual property license agreement as exhibits to your registration statement on Form 10, or tell us why you believe these agreements are not required to be filed as exhibits.

Response 16

We advise the Staff that the Company intends to include the transition services agreement and the license agreement covering the Nexplanon / Implanon NXT rod technology as exhibits with future filings. We also advise the Staff that Amendment No.1 has been revised on pages 5, 17, 33, 36 and 124 to remove references to trademark assignment agreements as the Company no longer expects to enter into standalone agreements covering such matters.

We respectfully advise the Staff that the Company does not believe that the manufacturing and supply agreements, trademark license agreements and, except as provided above, intellectual property license agreements it or its subsidiaries intend to enter into with Merck or its subsidiaries meet the relevant criteria to require filing under Item 601(b)(10) of Regulation S-K.

As disclosed on page 123 of Amendment No. 1, the manufacturing and supply agreements cover activities and arrangements that “ordinarily accompan[y] the kind of business” in which pharmaceutical companies are engaged. Furthermore, the Company does not believe its business is “substantially dependent” on any such manufacturing and supply agreement.

In addition, as disclosed on page 124 of Amendment No. 1, the Company intends to enter into a number of intellectual property license agreements relating to its products. There will be an aggregate of approximately 20 intellectual property license agreements, generally executed on a product basis between the relevant Merck and Organon entities. The Company also intends to enter into a number of trademark license agreements. The Company does not believe any such intellectual property license agreement or trademark license agreement is material to its business.

Please direct any questions concerning this letter to the undersigned at (212) 351-2389 or escarazzo@gibsondunn.com.

Very truly yours,

/s/ Eric M. Scarazzo

cc:	Kevin Ali, Chief Executive Officer, Organon & Co.

Barbara L. Becker, Gibson, Dunn & Crutcher LLP